UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )/1/

                            MFN FINANCIAL CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                           (Title of Class Securities)
                                   552-72N-104
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                                 (CUSIP Number)
                                 March 23, 1999*
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                  [ X ]  Rule 13d-1 (b)
                  [   ]  Rule 13d-1 (c)
                  [   ]  Rule 13d-1 (d)




/1/        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 552-72N-104                                    13G

----------- -------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Merrill Lynch, Pierce, Fenner & Smith Incorporated

            IRS No. 13-5674085
----------- -------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [   ]
                                                                      (b) [   ]
----------- -------------------------------------------------------------------
3           SEC USE ONLY

----------- -------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Delaware
----------- -------------------------------------------------------------------
  NUMBER OF    5        SOLE VOTING POWER
   SHARES                       1,240,204*
             -------- ---------------------------------------------------------
BENEFICIALLY   6        SHARED VOTING POWER
 OWNED BY                      -0-
            -------- ----------------------------------------------------------
   EACH        7        SOLE DISPOSITIVE POWER
 REPORTING              1,240,204*
            -------- ----------------------------------------------------------
  PERSON       8        SHARED DISPOSITIVE POWER
   WITH                         -0-
--------------------- -------- ------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,240,204*
----------- -------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES
                                                                          [   ]
----------- -------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            12.4%*
----------- -------------------------------------------------------------------
12          TYPE OF REPORTING PERSON
            BD
----------- -------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  MFN Financial Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  100 Field Drive
                  Suite 340
                  Lake Forest, IL  60045

Item 2(a).        Name of Person Filing:

                  Merrill Lynch, Pierce, Fenner & Smith Incorporated

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  World Financial Center
                  North Tower
                  250 Vesey Street
                  New York, New York  10281

Item 2(c).        Citizenship:

                  State of Delaware

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.01 per share

Item 2(e).        CUSIP Number:

                  552-72N-104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

   (a)   |X|Broker or Dealer registered under Section 15 of the Exchange Act.
   (b)   |_|Bank as defined in Section 3(a)(6) of the Exchange Act.
   (c)   |_|Insurance Company as defined in Section 3(a)(19) of the Exchange
         Act.
   (d) |_|Investment Company registered under Section 8 of the Investment Company Act.
   (e)   |_|An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
   (f) |_|An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
   (g) |_|A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
   (h) |_|A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
   (i) |_|A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
   (j)   |_|Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a)  Amount Beneficially Owned:

          1,240,204*

(b)  Percent of Class:

          12.4%*

(c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:           1,240,204*

          (ii)  shared power to vote or to direct the vote:             -0-

          (iii) sole power to dispose or to direct the disposition
                of                                                  1,240,204*

          (iv)  shared power to dispose or to direct the disposition
                of                                                      -0-


Item 5.   Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.

                  Not Applicable.

Item 10.  Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                              SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             April 21, 1999


                             Merrill Lynch, Pierce, Fenner & Smith Incorporated


                             /s/  Andrea Lowenthal
                             --------------------------------------------------
                             Name:  Andrea Lowenthal**
                             Title:  Attorney-in-Fact


**   Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit A to the Schedule 13G filed by Merrill Lynch, Pierce, Fenner & Smith Incorporated on February 12, 1999 with respect to International Paper Co. and incorporated herein by reference.


*    The Common Stock is to be acquired by Merrill Lynch, Pierce, Fenner &
Smith Incorporated ("MLPF&S"), pursuant to an order of the United States Bankruptcy Court for the Northern District of Illinois Eastern Division, dated March 10, 1999, confirming the Second Amended Plan of Reorganization of Mercury Finance Company ("Mercury") under Chapter 11 of the Bankruptcy Code (the "Plan") in satisfaction of certain claims against Mercury. The Common Stock was registered under Section 12 of the Exchange Act pursuant to a Form 8-A filed with the Commission on March 22, 1999 and the Effective Date of the Plan was March 23, 1999. Although MLPF&S expects to receive approximately 1,240,204 shares of the Common Stock in connection with the confirmation of the Plan, the shares of Common Stock have not yet been issued to MLPF&S and the actual number of shares ultimately received by MLPF&S may differ from the number reflected herein. Although MLPF&S has not yet received the shares of Common Stock to be issued in connection with the confirmation of the Plan, MLPF&S is filing this
Schedule 13G because MLPF&S may nevertheless be deemed to be the beneficial owner of the 1,240,204 shares of Common Stock currently estimated to be received by MLPF&S.